140 Scott Drive
Menlo Park, California 94025
Tel: (650) 328-4600 Fax: (650) 463-2600
www.lw.com

FIRM / AFFILIATE OFFICES
	Brussels	New York
	Chicago	Northern Virginia
	Frankfurt	Orange County
	Hamburg	Paris
	Hong Kong	San Diego
May 1, 2006	London	San Francisco
	Los Angeles	Shanghai
VIA EDGAR	Milan	Silicon Valley
	Moscow	Singapore
Securities and Exchange Commission	Munich	Tokyo
Judiciary Plaza	New Jersey	Washington, D.C.
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	CV Therapeutics, Inc. – Definitive Proxy Statement

Ladies and Gentlemen:

On behalf of CV Therapeutics, Inc., a Delaware corporation (the “Company”), filed herewith is the Company’s definitive proxy statement for the Company’s 2006 Annual Meeting of Stockholders. The Company filed a preliminary proxy statement with the Commission on April 20, 2006, and the definitive proxy statement enclosed herewith responds to the comments set forth in the letter dated April 27, 2006 from Mr. John L. Krug of the Division of Corporation Finance (the “Comment Letter”). The Company’s response to the comments set forth in the Comment Letter follows:

Proposal 3. Approval of amendment and restatement of the company’s amended and restated certificate of incorporation.

1.	Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of authorized shares.

In response to the staff’s comment, the Company included disclosure regarding the potential use of additional shares in connection with retiring the Company’s outstanding debt securities and/or the Company’s equity line of credit with Azimuth Opportunity Ltd. The Company also included disclosure confirming that, as of the date of the proxy statement, the Company has no plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of authorized shares.

2.	Please expand the discussion to include a description of the consequences and effects of the proposed revisions to the indemnification provisions, including how the proposed changes differ from the existing provisions.

In response to the staff’s comment, the Company included a summary of the liability and indemnification provisions set forth in the Company’s existing certificate of incorporation and a summary of the effects of the proposed changes. In addition, the Company included disclosure that the Company does not expect the revised liability and indemnification provisions to have any material consequences or effects to the Company’s stockholders.

May 2, 2006

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing or the enclosed definitive proxy statement, please do not hesitate to contact the undersigned at (650) 463-2660.

Very truly yours,

/s/ William Davisson
William Davisson of Latham & Watkins LLP

cc: CV Therapeutics, Inc.